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                           February 12, 2024

       John J. Christmann IV
       Chief Executive Officer
       APA Corporation
       2000 Post Oak Boulevard, Suite 100
       Houston, TX 77056

                                                        Re: APA Corporation
                                                            Registration
Statement on Form S-4
                                                            Filed February 1,
2024
                                                            File No. 333-276797

       Dear John J. Christmann IV:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Zachary Podolsky